                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)



             UNITED TRUST GROUP, INC. (FORMERLY, UNITED TRUST, INC.)
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    913111209
                                 (CUSIP Number)

                                   Jill Martin
                          First Southern Bancorp, Inc.
                 P.O. Box 328, Stanford, KY 40484 (606-365-3555)


                                September 4, 2001
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 913111209             13D                          Page 2 of 27 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Holdings, LLC
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           1,483,791*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              1,483,791*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209             13D                          Page 3 of 27 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Funding, LLC
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              WC, BK
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209           13D                            Page 4 of 27 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             First Southern Bancorp, Inc.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             WC, BK
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    See response to Item 5
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           HC
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209            13D                           Page 5 of 27 Pages
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Jesse T. Correll
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [X]
            (b)  [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
            AF, OO
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           335,999*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               335,999*
WITH           --------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                     See response to Item 5
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN

* See response to Item 5

CUSIP No. 913111209             13D                          Page 6 of 27 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             First Southern Capital Corp., LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           183,033*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              183,033*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209            13D                           Page 7 of 27 Pages
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            First Southern Investments, LLC
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [X]
            (b)  [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           18,575*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              18,575*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209          13D                             Page 8 of 27 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Ward F. Correll
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    See response to Item 5
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209          13D                             Page 9 of 27 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              WCorrell, Limited Partnership
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Georgia
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           72,750*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              72,750*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209           13D                           Page 10 of 27 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cumberland Lake Shell, Inc.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           98,523*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              98,523*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209            13D                          Page 11 of 27 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Dyscim, LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             OO, AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           150,545*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              150,545*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

*  See response to Item 5

                                Explanatory Note

         With this amendment, the reporting persons are amending the disclosures in the text of Items 2, 3, 4, 5 and 7 and Exhibits B, F and H of this Report to add a new person reporting on this Schedule 13D, First Southern Holdings, LLC, and to reflect changes that have occurred since the filing of Amendment 11.

ITEM 1.  SECURITY AND ISSUER

         Not amended.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons reporting on this Schedule 13D are Jesse T. Correll, First Southern Bancorp, Inc., First Southern Funding, LLC, First Southern Holdings, LLC, First Southern Capital Corp., LLC, First Southern Investments, LLC, Ward F. Correll, WCorrell, Limited Partnership, Cumberland Lake Shell, Inc. and Dyscim, LLC (individually, each is referred to as a "Reporting Person" and collectively, the "Reporting Persons"). Information with respect to the offices held by any of the Reporting Persons with UTI, First Commonwealth Corporation and the three insurance subsidiaries of UTI are provided in Item 4 of this Report and incorporated herein by reference. The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:

JESSE T. CORRELL

         (a) The name of this Reporting Person is Jesse T. Correll ("Mr. Correll").

         (b) The business address of Mr. Correll is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (c) Mr. Correll's present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                           President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

                           Chairman, CEO and Director of UTI (insurance holding company), 5250 South 6th Street, Springfield, Illinois 62703.

         (d) During the last five years, Mr. Correll has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Correll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Correll is a citizen of the United States.

FIRST SOUTHERN BANCORP, INC. (FSBI) (a Kentucky corporation)

         (a)      The name of this Reporting Person is First Southern Bancorp,
                  Inc.

         (b)      The state of organization of FSBI is Kentucky.

         (c) The principal business of FSBI is a bank holding company. The address of the principal office of FSBI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSBI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information about the directors, executive officers and controlling shareholders of FSBI is filed in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN FUNDING, LLC (FSF) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Funding, LLC. First Southern Funding, LLC is the successor by merger to First Southern Funding, Inc. Effective as of December 31, 1998, First Southern Funding, Inc. merged into First Southern Funding, LLC, with First Southern Funding, LLC as the surviving entity in the merger.

         (b)      The state of organization of FSF is Kentucky.

         (c) The principal business of FSF is investments. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSF has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSF was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSF was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information about the managers, executive officers and controlling persons of FSF is filed in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN HOLDINGS, LLC (FSH) (a Kentucky limited liability company)

         (a)      The name of this Reporting  Person is First Southern Holdings,
                  LLC.

         (b)      The state of organization of FSH is Kentucky.

         (c) The principal business of FSH is investments. The address of the principal office of FSH is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSH has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSH was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSH was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information about the executive officers, members and controlling persons of FSH is filed in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN CAPITAL CORP., LLC (FSC) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Capital Corp., LLC.

         (b)      The state of organization of FSC is Kentucky.

         (c) The principal business of FSC is an investment company. The address of the principal office of FSC is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information about the managers of FSC is filed in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN INVESTMENTS, LLC (FSI) (a Kentucky limited liability company)

         (a)      The name of this Reporting Person is First Southern
                  Investments,  LLC.

         (b)      The state of organization of FSI is Kentucky.

         (c) The principal business of FSI is an investment company. The address of the principal office of FSI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information about the executive officers and members of FSI is filed in Exhibit F and is incorporated herein by reference.

WARD F. CORRELL

         (a)      The name of this Reporting Person is Ward F. Correll.

         (b) The business address of Ward F. Correll is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         (c) Ward F. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                           Controlling shareholder, Cumberland Lake Shell, Inc. (gasoline wholesaler), P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         (d)      During  the  last  five  years,  Ward F. Correll has not  been
                  convicted  of  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) During the last five years, Ward F. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ward F. Correll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Ward F. Correll is a citizen of the United States.

WCORRELL, LIMITED PARTNERSHIP (a Georgia limited partnership)

         (a)      The name of this Reporting Person is WCorrell, Limited
                  Partnership.

         (b)      The state of its organization is Georgia.

         (c)      WCorrell, Limited   Partnership's   principal   business    is
                  investments, and its principal office address is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, WCorrell, Limited Partnership has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, WCorrell, Limited Partnership was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which WCorrell, Limited Partnership was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information about the general partners of WCorrell, Limited Partnership is filed in Exhibit F and incorporated herein by reference.

CUMBERLAND LAKE SHELL, INC. (CLS) (a Kentucky corporation)

         (a)      The name of this Reporting Person is Cumberland Lake Shell,
                  Inc.

         (b)      The state of organization of CLS is Kentucky.

         (c) The principal business of CLS is a gasoline wholesaler. The address of the principal office of CLS is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         (d) During the last five years, CLS has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, CLS was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CLS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information about the directors, executive officers and controlling shareholders of CLS is filed in Exhibit F and incorporated herein by reference.

DYSCIM, LLC (a Kentucky limited liability company)

         (a) The name of this Reporting Person is Dyscim, LLC. Dyscim, LLC is the successor by merger to Dyscim Holding Company, Inc. Effective April 2, 2001, Dyscim Holding Company, Inc. merged into Dyscim, LLC, with Dyscim, LLC as the surviving entity in the merger.

         (b)      The state of organization of Dyscim, LLC is Kentucky.

         (c)      The  principal  business   of  Dyscim, LLC is investment
                  activities and the address of its principal office is P. O. Box 328, 99 Lancaster Street, Stanford, KY 40484.

         (d) During the last five years, Dyscim, LLC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Dyscim, LLC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dyscim, LLC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information about the managers, members and controlling persons of Dyscim, LLC is filed in Exhibit F and incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of funds used in making prior purchases of the Common Stock by each Reporting Person is as follows:

                                                          FUNDS USED
First Southern Bancorp, Inc.                          $  4,215,172(1)(2)(5)
First Southern Funding, LLC                           $ 13,796,672(1)(3)(5)
First Southern Capital Corp., LLC                     $  2,234,610(1)
First Southern Investments, LLC                       $    284,143(1)
Jesse T. Correll                                      $  1,239,744(4)
Cumberland Lake Shell, Inc.                           $  1,083,753(4)
Dyscim, LLC                                           $  1,608,006(4)
WCorrell, Limited Partnership                         $    800,250(4)
     Totals*                                          $ 25,262,350


         *Excludes acquisition related expenses.

         (1) Reflects adjustments in the allocation of the purchase price of shares of Common Stock pursuant to that certain Agreement of Assignment among Reporting Persons attached as Exhibit E to this Report and incorporated herein by reference.

         (2) Includes cost of shares of United Income, Inc. ("UII") which were converted into shares of UTI in the merger of UII into UTI, and cost of Convertible Notes (including $36,050 accrued interest) which have been converted into Common Stock.

         (3) Includes $2,792,251, representing value of shares of North Plaza of Somerset, Inc. exchanged for shares of Common Stock (based on estimated value of approximately $4,000 per share).

         (4) Represents value of shares of North Plaza of Somerset, Inc. exchanged for shares of Common Stock (based on estimated value of approximately $4,000 per share), plus, in the case of Dyscim, LLC, $84,008 cash used to purchase shares.

         (5) Represents funds used by FSBI and FSF to purchase shares of Common Stock which were subsequently contributed to FSH in exchange for membership interests in FSH, as further described in this Item 3 and in Item 5 of this Report and incorporated herein by reference.

         The Reporting Persons exchanged shares of UII and North Plaza of Somerset, Inc., converted the Convertible Notes, and employed working capital to make purchases of the Common Stock, including funds on hand and amounts drawn under existing lines of credit. The lines of credit initially extended by Star Bank, NA, have been refinanced and are currently with Integra Bank, NA (formerly National City Bank of Evansville). FSF borrowed $8,620,708 and FSBI borrowed $1,901,677 in making the purchases of Common Stock. In addition, Dyscim, LLC's predecessor, Dyscim Holding Company, Inc., borrowed $49,000 from FSF in making purchases. FSH issued membership interests to FSBI and FSF in exchange for their contributions to FSH of shares of Common Stock owned by each, FSBI's contribution of cash, and subject to FSH's assumption of certain indebtedness incurred by FSF, including indebtedness incurred by FSF in purchasing Common Stock, as further described in Item 5 of this Report and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of shares of Common Stock is for investment purposes and also for the purpose of acquiring a controlling interest in UTI by Mr. Correll and/or Reporting Persons affiliated with him.

         The Reporting Persons have acquired securities of UTI in accordance with and subject to the terms and conditions of (a) the Acquisition Agreement, dated April 30, 1998, between FSF and UTI, as amended May 29, 1998 and December 31, 1999, (b) the Stock Purchase Agreement, dated April 30, 1998, between FSF and Larry E. Ryherd, and (c) the Convertible Note Purchase Agreement, dated April 30, 1998, between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler (collectively, these agreements are filed with this Report as Exhibit A and incorporated herein by reference), as well as pursuant to the terms and conditions of the Stock Acquisition Agreement dated December 30, 1999, between UTI and the shareholders of North Plaza of Somerset, Inc. (a copy of which is filed with this Report as Exhibit I and incorporated herein by reference). The Acquisition Agreement between UTI and FSF contained post-closing covenants by UTI and FSF, including the following: (i) UTI's agreement not to issue or permit any affiliate to issue any stock or other security convertible into or exercisable for stock for a period of three years following the closing of the Acquisition Agreement (November 20, 1998), and (ii) FSF's right to receive additional shares of Common Stock (up to a total of 500,000 shares) [a] if the total earnings of UTI and its affiliates do not reach a specified level for the five-year period beginning January 1, 1998, the exact number of shares if any to be received by FSF to be calculated in accordance with the terms of the Acquisition Agreement, and [b] as payment of indemnification claims under the Acquisition Agreement, subject to certain limitations as described therein.

         FSBI also entered into certain agreements with James Melville and Larry Ryherd (former officers and directors of UTI) and certain of their relatives pursuant to which FSBI was to have acquired additional Common Stock (copies of those agreements are filed with this Report as Exhibits K and L and are incorporated herein by reference). FSBI ultimately assigned its rights and obligations under those agreements to UTI, and UTI assumed such rights and obligations and purchased the Common Stock to have been acquired by FSBI pursuant thereto (copies of the agreements by which such rights and obligations were assigned and assumed are filed with this Report as Exhibits M, N, O and P and are incorporated herein by reference).

         In addition, one or more of the Reporting Persons have purchased and may from time to time purchase shares of Common Stock in the open market or in privately negotiated transactions depending upon, among other things, market conditions, the market value of the Common Stock and the availability of shares for sale, the Reporting Person's liquidity and availability of funds or other similar factors. The Reporting Persons also, from time to time, will evaluate the structure of their relationship with UTI, the structure of the relationship of UTI and its subsidiaries and the merits of additional investments in UTI or restructurings of the UTI holding company organization, which could include acquisitions of additional securities of UTI or a business combination involving UTI and one or more of the Reporting Persons or their affiliates or subsidiaries of UTI. On June 5,

2001, UTI, First Commonwealth Corporation ("FCC") and one of their life insurance subsidiaries, Appalachian Life Insurance Company ("APPL"), issued a joint press release announcing a proposed merger of FCC with and into UTI, a proposed reverse stock split at APPL that would make APPL a wholly-owned subsidiary of another life insurance subsidiary of UTI, Universal Guaranty Life Insurance Company, and a share repurchase program by UTI, each of which the Reporting Persons support.

         One or more of the Reporting Persons, directly or through representatives, have a role in the management of UTI through board representation and otherwise. Mr. Correll serves as chief investment officer for the life insurance subsidiaries of UTI and as Chairman and Chief Executive Officer of UTI, FCC and the three life insurance subsidiaries of UTI. Ward F. Correll is a director of UTI, FCC and one of the three life insurance subsidiaries of UTI. Randall L. Attkisson, who is associated and/or affiliated with the Reporting Persons (as further described in Item 2 and Exhibit F of this Report and incorporated herein by reference) is a director as well as President and Chief Operating Officer of UTI, FCC and the three life insurance subsidiaries of UTI. The Reporting Persons as a result of the foregoing have the ability to influence UTI and its strategic plans, and may recommend and implement changes in the management and/or the board of directors of UTI and its subsidiaries as they consider appropriate.

         Except as described above, the Reporting Persons do not presently have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of UTI, or the disposition of securities of UTI, (ii) an extraordinary corporate transaction involving UTI or its subsidiaries, (iii) the sale or transfer of a material amount of assets of UTI or its subsidiaries, (iv) a change in the present board of directors or management of UTI, (v) a material change in the present capitalization or dividend policy of UTI, (vi) any other material change in UTI's business or corporate structure, (vii) a change in UTI's charter or bylaws or other actions which may impede the acquisition of control of UTI by any person, (viii) a class of securities of UTI being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of UTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a-b) The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:

                                                           Number of
Reporting Person                                       Shares Owned(%)(1)
----------------                                       ------------------
Jesse T. Correll (2)                                     335,999 (9.4%)
First Southern Bancorp, Inc.(2)(3)                       1,483,791 (41.6%)
First Southern Funding, LLC(2)(3)                        0 (0.0%)
First Southern Holdings, Inc.(2)(3)                      1,483,791 (41.6%)
First Southern Capital Corp., LLC(2)                     183,033 (5.1%)
First Southern Investments, LLC                          18,575 (0.5%)
Ward F. Correll(4)                                       98,523 (2.8%)
WCorrell, Limited Partnership(2)                         72,750 (2.0%)
Cumberland Lake Shell, Inc.(4)                           98,523 (2.8%)
Dyscim, LLC(2)                                           150,545 (4.2%)
         Total(5)                                        2,119,921 (59.5%)

         (1) The percentage of outstanding shares is based on 3,564,950 shares of Common Stock outstanding as of September 5, 2001.

         (2) The share ownership of Mr. Correll includes 112,704 shares of Common Stock owned by him individually and 150,545 shares of Common Stock held by Dyscim, LLC. Mr. Correll owns all of the outstanding membership interests of Dyscim, LLC, and therefor has sole voting and dispositive power over the shares held by it. The share ownership of Mr. Correll also includes 72,750 shares of Common Stock held by WCorrell, Limited Partnership, a limited partnership in which Mr. Correll serves as managing general partner and, as such, has sole voting and dispositive power over the shares held by it.

         In addition, by virtue of his ownership of voting securities of FSF and FSBI, and in turn, their ownership of 100% of the outstanding membership interests of FSH, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by FSH, and may be deemed to share with FSH the right to vote and to dispose of such shares. Mr. Correll owns approximately 82% of the outstanding membership interests of FSF; he owns directly approximately 39%, companies he controls own approximately 23%, and he has the power to vote but does not own an additional 3% of the outstanding voting stock of FSBI. FSBI and FSF in turn own 99% and 1%, respectively, of the outstanding membership interests of FSH. Mr. Correll is also a manager of FSC and thereby may also be deemed to beneficially own the total number of shares of Common Stock owned by FSC, and may be deemed to share with it the right to vote and to dispose of such shares. The aggregate number of shares of Common Stock held by these other Reporting Persons, as shown in the above table, is 1,666,824 shares.

         (3) The share ownership of FSBI consists of 1,483,791 shares of Common Stock held by FSH of which FSBI is a 99% member and FSF is a 1% member, as further described in this Item 5. As a result, FSBI may be deemed to share the voting and dispositive power over the shares held by FSH.

         (4) Represents the shares of Common Stock held by CLS, all of the outstanding voting shares of which are owned by Ward F. Correll and his wife. As a result, Ward F. Correll may be deemed to share the voting and dispositive power over these shares.

         (5) Mr. Correll, FSBI, FSF, FSH, FSI and FSC have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. In addition, because of their relationships with these Reporting Persons, Ward F. Correll, CLS, Dyscim, LLC and WCorrell, Limited Partnership may also be deemed to be members of this group. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons.

(c) Except as described below, there have been no transactions in the Common Stock of the Issuer effected within the past 60 days of the date of the filing of this amendment to this Schedule 13D by the Reporting Persons.

         On September 4, 2001, FSBI contributed to FSH 353,044 shares of Common Stock held by it and $13,292,952.26 in cash in exchange for a 99% membership interest in FSH. The $13,292,952.26 of cash contributed by FSBI to FSH came from FSBI's working capital, including $10,800,000 was borrowed pursuant to an existing line of credit with Integra Bank NA (this line of credit is mentioned in Item 3 of this Report and incorporated herein by reference) and $500,000 borrowed pursuant to another existing line of credit. On the same day, FSF contributed to FSH 1,130,747 shares of Common Stock held by it, subject to $13,290,452.26 in notes payable which were assumed by FSH, in exchange for a 1% membership interest in FSH. FSH used the cash contribution from FSBI to pay off the notes it assumed from FSF.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not amended.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed with this Schedule 13D:

Exhibit A    Acquisition  Agreement  between FSF and  UTI dated April 30, 1998, as amended May 29, 1998,  including the following exhibits thereto:
             Stock  Purchase  Agreement  between FSF and Larry E.  Ryherd  dated
             April 30, 1998; Convertible Note Purchase Agreement between FSF and
             James E.  Melville,  George E. Francis,  Brad M. Wilson,  Joseph H.
             Metzger,  Theodore C.  Miller,  Michael K.  Borden and  Patricia G.
             Fowler dated April 30, 1998; and Option  Agreement  between FSF and
             UTI dated April 30, 1998.

Exhibit B    Agreement among Reporting Persons for the filing of a single
             Schedule 13D pursuant to Rule 13d-l(f)(l).

Exhibit C    Business Loan Agreement relating to the borrowing of funds by FSF.

Exhibit D    Business Loan Agreement relating to the borrowing of funds by FSBI.

Exhibit E    Agreement of Assignment among the Reporting Persons dated November
             20, 1998.

Exhibit F    Directors, officers, members, general partners and  controlling persons of Reporting Persons.

Exhibit G    Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

Exhibit H    Promissory note relating to the borrowing of funds by FSF and FSBI.

Exhibit I Stock Acquisition Agreement dated December 30, 1999, between UTI and Shareholders of North Plaza of Somerset, Inc.

Exhibit J    Amendment, dated December 31, 1999, between FSF and UTI to the Acquisition Agreement filed as Exhibit A to this Report.

Exhibit K    Common Stock Purchase Agreement, dated February 13, 2001, among
             FSBI and James E. Melville,  Barbara Hartman,  BJM Trust - James E.
             Melville,  Trustee,  Matthew C. Hartman Trust - James E.  Melville,
             Trustee,  Zachary T. Hartman  Trust - James E.  Melville,  Trustee,
             Elizabeth  A.  Hartman  Trust - James  E.  Melville,  Trustee,  and
             Margaret M. Hartman Trust - James E. Melville, Trustee.

Exhibit L    Common Stock Purchase Agreement, dated February 13, 2001, among
             FSBI and Larry E. Ryherd,  Dorothy L. Ryherd,  Shari Lynnette Serr,
             Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey
             Jaye Serr UGMA IL,  Steven W.  Serr,  Halcie B.  Brown,  Douglas W.
             Ryherd, Susan J. Ryherd, Douglas W. Ryherd,  Custodian for Bryan D.
             Ryherd UGMA IL,  Douglas W. Ryherd,  Custodian for Evan Ryherd UGMA
             IL, Ella E. Campbell,  Douglas W. Ryherd,  Custodian for Jordan Ray
             Ryherd UGMA, IL, Illinois  National Bank,  Successor Trustee of the
             Shari Lynette Serr Irrevocable Trust under Agreement dated December
             30, 1987,  Illinois  National Bank,  Successor Trustee of the Jarad
             John Ryherd  Irrevocable  Trust under  Agreement dated December 30,
             1987, Illinois National Bank,  Successor Trustee of the Derek Scott
             Ryherd  Irrevocable  Trust under Agreement dated December 30, 1987,
             Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent,  Casey
             Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

Exhibit M    Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

Exhibit N    Consent to Assignment and Novation, dated April 5, 2001, among
             James E. Melville,  Barbara Hartman, BJM Trust - James E. Melville,
             Trustee,  Matthew C. Hartman  Trust - James E.  Melville,  Trustee,
             Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A.
             Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman
             Trust - James E. Melville, Trustee.

Exhibit O    Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

Exhibit P    Consent to Assignment and Novation, dated April 6, 2001, among
             Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John
             Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd,  Custodian for Casey
             Jaye Serr UGMA IL, Larry E. Ryherd,  Custodian  for Casey Jaye Serr
             UGMA IL, Steven W. Serr, Halcie B. Brown,  Douglas W. Ryherd, Susan
             J. Ryherd,  Douglas W. Ryherd,  Custodian  for Bryan D. Ryherd UGMA
             IL,  Douglas W. Ryherd,  Custodian for Evan Ryherd UGMA IL, Ella E.
             Campbell,  Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA,
             IL, Illinois National Bank,  Successor Trustee of the Shari Lynette
             Serr  Irrevocable  Trust under  Agreement  dated December 30, 1987,
             Illinois National Bank,  Successor Trustee of the Jarad John Ryherd
             Irrevocable Trust under Agreement dated December 30, 1987, Illinois
             National  Bank,   Successor  Trustee  of  the  Derek  Scott  Ryherd
             Irrevocable Trust under Agreement dated December 30, 1987,  Douglas
             W. Ryherd - IRA,  Larry  Ryherd as the Sellers'  Agent,  Casey Jaye
             Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2001                    By:  /s/ JESSE T. CORRELL
                                            Jesse T. Correll
                                            Attorney-in-Fact on behalf of each
                                            of the Reporting Persons*


 * Pursuant to the Agreement among Reporting Persons dated September 4, 2001, for the filing of a single Schedule 13D pursuant to Rule 13d-1-(f)(1), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION


         A* Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George
                  E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998.

         B Agreement among Reporting Persons dated September 4, 2001 for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

         C* Business Loan Agreement relating to the borrowing of funds by FSF.

         D* Business Loan Agreement relating to the borrowing of funds by FSBI.

         E* Agreement of Assignment among the Reporting Persons dated November 20, 1998.

         F Directors, officers, members, general partners and controlling persons of Reporting Persons.

         G* Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

         H Promissory note relating to the borrowing of funds by FSF and FSBI.

         I* Stock Acquisition Agreement dated December 30, 1999, between UTG and Shareholders.

         J* Amendment, dated December 31, 1999, between FSF and UTI to the Acquisition Agreement filed as Exhibit A to this Report.

         K* Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James
                  E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E.
                  Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

         L* Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek

                  Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan
                  J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

         M* Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

         N* Consent to Assignment and Novation, dated April 5, 2001, among James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E.
                  Melville,  Trustee,  Zachary  T.  Hartman  Trust  -  James  E.
                  Melville,  Trustee,  Elizabeth  A.  Hartman  Trust - James  E.
                  Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

         O* Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

         P* Consent to Assignment and Novation, dated April 6, 2001, among Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd,
                  Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas
                  W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987,
                  Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

* Previously filed